VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FAX: 312-609-5005

RENEE M. HARDT 312-609-7616 rhardt@vedderprice.com	CHICAGO • NEW YORK CITY • WASHINGTON, D.C.

April 27, 2010
VIA EDGAR
Mr. Sonny Oh
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	EquiTrust Variable Insurance Series Fund; Registration Nos. 33-12791 and 811-05069
Dear Mr. Oh:
     On behalf of EquiTrust Variable Insurance Series Fund (the “Fund”), this letter is in response to comments 4 to 9 and 13 you provided during our telephone conference on April 13, 2010 regarding the Fund’s post-effective amendment filing made on February 26, 2010. Responses to your other comments will accompany the Fund’s 485(b) filing later this week.
Prospectus
     4. Expense Tables
     a. Comment: In the lead-in paragraph, disclose that variable insurance product fees have not been reflected in the table and that if they were reflected, expenses would be higher.
     Response: The first part of the disclosure is already provided. The disclosure regarding higher expenses has been added.
     b. Comment: Delete the footnote to the expense table unless the expense cap is contractual with a term of one year and expenses are in excess of the cap.
     Response: The footnote has been deleted for all of the Portfolios since their expense ratios are under the caps.
     c. Comment: Confirm that the 12b-1 fee shown for the Service Class Shares is the maximum permitted under the 12b-1 plan.

Mr. Sonny Oh
April 27, 2010

     Response: The 12b-1 fee shown is the maximum.
     5. Portfolio Turnover
     a. Comment: Revise the second sentence to delete the references to taxable accounts since the Funds are sold through variable insurance products.
     Response: Tax disclosure in the second sentence of these sentences has been deleted.
     b. Comment: If a Portfolio’s portfolio turnover rate is in excess of 100%, add active trading as a risk.
     Response: No Portfolio had a portfolio turnover rate in excess of 100%. Accordingly, active trading has not been added as a risk.
     6. a. Comment: You referenced Form N-1A, Item 9(b) and (c), noting that the disclosure provided in response to such Item should expand on what is provided in response to Form N-1A, Item 4. With respect to the Item 9 disclosure, principal strategies and risks should precede non-principal strategies and risks and they should be captioned accordingly.
     Response: In response to comments 6(b) and (e) below, the Item 9 disclosure has been expanded to cover what is in the Portfolio summaries. The Fund’s Item 9 disclosure only includes principal strategies and risks; accordingly, other than the changes discussed below, no changes have been made in response to the second part of this comment.
     b. Comment: You referenced Form N-1A, Item 4(a), noting that the disclosure provided in response to this Item should be a summary of Item 9 disclosure and that Item 9 disclosure should expand on Item 4(a) disclosure. You noted certain strategies for certain Portfolios were in the Item 9 section but not in the summary and vice versa.
     (i) High Grade Bond Portfolio – Convertible and non-convertible preferred stocks and warrants are not in the summary. Describe MBS and ABS in more detail in the Item 9 section.
     Response: References to convertible and non-convertible preferred stocks and warrants, as well as to unrated debt securities and debt securities rated lower than the three highest grades, have been added to the summary. Mortgage-backed securities and asset-backed securities are described in more detail under “Description of Principal Security Types and Associated Risks”; accordingly, no new disclosure was added.
     (ii) Strategic Yield Portfolio – The securities referenced on page 27 in the second paragraph, second sentence are not discussed in the summary.

Mr. Sonny Oh
April 27, 2010

     Response: These securities have been added to the summary.
     (iii) Managed Portfolio – Rather than referencing the strategies of other Portfolios on page 27, reiterate their strategies. Add risk of value investing to the Item 9 disclosure.
     Response: The references to the other Portfolios have been deleted and the specific strategies have been added. Risk of value investing has also been added.
     (iv) Value Growth Portfolio – The information regarding the Adviser’s value approach and sell strategy on page 28 are not included in the summary.
     Response: This information has been added to the summary.
     c. Comment: For the Blue Chip Portfolio, provide a capitalization range to describe what a blue chip company is.
     Response: The following sentence has been added: Blue chip companies typically fall in the top 20% of U.S. companies by market capitalization.
     d. Comment: If a strategy is described in the summary for a Portfolio, include the related risk in the summary (e.g., liquidity risk for junk bonds, pre-payment risk for non-agency ABS for High Grade Bond Portfolio, foreign risks for Value Growth Portfolio). If a strategy was added to the summary in response to comment 6(b), the related risk should also be added to the summary.
     Response: For strategies described in the summary for a Portfolio, the related risks have also been disclosed. In response to the specific comments, liquidity risk was added for all Portfolios which include junk bonds in this summary and foreign risks were added for Value Growth Portfolio. The High Grade Bond Portfolio’s summary was revised to note that asset-backed securities and other collateralized obligations are subject to, among others, pre-payment risk.
     e. Comment: You referenced Form N-1A, Item 4(b), noting that the disclosure provided in response to this Item should be a summary of Item 9(c) disclosure and that Item 9(c) disclosure should expand on Item 4(b) disclosure. You noted certain risks for certain Portfolios were in the Item 9 section but not the summary and vice versa.
     (i) High Grade Bond and Strategic Yield Portfolios – Discussion of currency, information, natural event and political risks should be expanded in the Item 9 disclosure rather than reiterating what is in the summary.

Mr. Sonny Oh
April 27, 2010

     Response: Additional disclosure regarding information and political risks has been added to pages 29 and 30, respectively.
     (ii) Strategic Yield Portfolio – Add risks of convertible and non-convertible debt securities and preferred stock to the summary.
     Response: The Fund believes these securities are subject to the same risks as other fixed-income securities and that disclosure of the risks of such securities is already provided. Accordingly, no change has been made.
     (iii) Managed Portfolio – Provide a fuller discussion of the risk of value investing.
     Response: Additional disclosure has been included in the summary and Item 9 disclosure.
     (iv) Value Growth – Provide a fuller discussion of the risks of value investing and special situations in the Item 9 disclosure.
     Response: Additional disclosure has been included.
     (v) Blue Chip Portfolio – Provide a fuller discussion of the risks of non-diversification and growth investing in the Item 9 disclosure.
     Response: Additional disclosure has been included.
     f. Comment: If a principal risk is added in response to comment 6(e), the related principal investment strategy also needs to be added.
     Response: Where a principal risk was added, the related principal investment strategy was already included or has been added.
     7. Performance
     a. Comment: Delete the footnote to the bar chart and move the disclosure to the preamble to the bar chart.
     Response: The disclosure has been moved.
     b. Comment: For those Portfolios that compare themselves to a single index, do not reference or describe the specific index in the preamble to the table; include a generic reference to a broad-based securities market index only.

Mr. Sonny Oh
April 27, 2010

     Response: These changes have been made.
     c. Comment: Delete the last sentence in the preamble to the table and move the references to fees, expenses and taxes to a parenthetical in the table.
     Response: These changes have been made.
     d. Comment: For the Strategic Yield Portfolio, revise the preamble to the table to explain the differences in the indices.
     Response: The disclosure was revised to read: The Barclays Capital U.S. Credit/High Yield and the Barclays Capital Corporate High Yield Indices are widely recognized, unmanaged indices of corporate and high yield bond market performance, respectively.
     8. Management
     Comment: Under Investment Adviser, only state the name of the adviser. Under Portfolio Manager, only state the name, title and length of service with respect to the Portfolio. Where since inception is the length of service, state the duration.
     Response: These changes have been made.
     9. Tax Information; Payments to Intermediaries
     a. Comment: Tailor the Tax Information sections to funds sold through variable insurance products; refer investors to where they can obtain more information (i.e., to the product prospectus).
     Response: The following sentence was added to the end of each Tax Information paragraph: You should refer to the prospectus for your policy or contract for tax information regarding those products.
     b. Comment: Add the parenthetical “(such as a bank”) to the Payments to Broker-Dealers and Other Financial Intermediaries sections so that the disclosure mirrors Form N-1A, Item 8.
     Response: The parenthetical has been added to each section.

Mr. Sonny Oh
April 27, 2010

SAI
     13. Officers and Trustees
     Comment: Confirm that the new information required by Form N-1A, Item 17 (i.e., the new proxy disclosure enhancements) is included.
     Response: Disclosure has been added to the SAI under the sub-headings “Trustee Experience and Qualifications,” “Board Structure” and “Risk Oversight.”
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     Please call me at (312) 609-7616 if you have any questions.
Very truly yours,
/s/ Renee M. Hardt
Renee M. Hardt
RMH/ser